UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8)

National Coal Corp.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
632381-20-8
(CUSIP Number)
Jeff Brattain
Centaurus Energy Master Fund, LP
3050 Post Oak Blvd., Suite 850
Houston, Texas 77056
Tel. No.: (832) 615-8653
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 12, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	632381-20-8	SCHEDULE 13D	Page	2	of	13	Pages

1	NAMES OF REPORTING PERSONS Centaurus Energy Master Fund, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	Inapplicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,599,870

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,599,870

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,599,870

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.7%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	632381-20-8	SCHEDULE 13D	Page	3	of	13	Pages

1	NAME OF REPORTING PERSONS Centaurus Energy, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	Inapplicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,599,870

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,599,870

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,599,870

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.7%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	632381-20-8	SCHEDULE 13D	Page	4	of	13	Pages

1	NAMES OF REPORTING PERSONS Centaurus Energy QP, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	Inapplicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,599,870

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,599,870

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,599,870

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.7%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	632381-20-8	SCHEDULE 13D	Page	5	of	13	Pages

1	NAMES OF REPORTING PERSONS Centaurus Energy Partners, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	Inapplicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,599,870

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,599,870

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,599,870

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.7%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	632381-20-8	SCHEDULE 13D	Page	6	of	13	Pages

1	NAMES OF REPORTING PERSONS Centaurus Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	Inapplicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,599,870

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,599,870

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,599,870

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.7%

14	TYPE OF REPORTING PERSON

	OO

CUSIP No.	632381-20-8	SCHEDULE 13D	Page	7	of	13	Pages

1	NAMES OF REPORTING PERSONS John D. Arnold

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	Inapplicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,599,870

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,599,870

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,599,870

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.7%

14	TYPE OF REPORTING PERSON

	IN

Page	8	of	13	Pages
AMENDMENT NO. 8 TO SCHEDULE 13D
     This Amendment No. 8 to Schedule 13D is being filed by: Centaurus Energy Master Fund LP (the “Fund”); Centaurus Energy, LP (“CE LP”), as a general partner of the Fund; Centaurus Energy QP, LP (“CE QP LP”), as a general partner of the Fund; Centaurus Energy Partners, LP (“CEP”), as the general partner of each of CE LP and CE QP LP; Centaurus Advisors, LLC, as the general partner of CEP (“Centaurus Advisors”); and John D. Arnold, as the sole and managing member of Centaurus Advisors, in each case relating to National Coal Corp., a Florida corporation (the “Issuer”). This Amendment modifies the original Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 5, 2008, as amended by Amendment No. 1 filed with the SEC on September 11, 2008, Amendment No. 2 filed with the SEC on September 18, 2008, Amendment No. 3 filed with the SEC on October 14, 2008, Amendment No. 4 filed with the SEC on November 4, 2008, Amendment No. 5 filed with the SEC on November 13, 2008, Amendment No. 6 filed with the SEC on July 23, 2009 and Amendment No. 7 filed with the SEC on August 10, 2009 (as so amended, the “13D”).
Item 5. Interest in Securities of the Issuer
     Item 5 of the 13D is amended by adding the following:
     (a) After settlement of the trades listed below, the Fund directly owns, and the other Reporting Persons beneficially own, 1,599,870 shares of common stock of the Issuer, which shares represent approximately 4.7% of the Issuer’s outstanding shares of common stock, based on 34,379,889 shares of common stock issued and outstanding as of August 10, 2009 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on August 10, 2009.
     (b) After settlement of the trades listed below, the Fund directly owns 1,599,870 shares of common stock of the Issuer.
     (c) The Fund has engaged in the following open market sales of shares of common stock of the Issuer since Amendment No. 7 to the 13D:

Quantity	Trade Date	Average Price

218,874	August 10, 2009	$ 0.945
184,007*	August 12, 2009	$ 0.921
309,176*	August 13, 2009	$0.9017

*	Trade has not yet settled.
     (e) On August 13, 2009, the Fund ceased to be the beneficial owner of more than 5% of shares of common stock of the Issuer.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Item 6 of the 13D is amended by adding the following:
     The information provided in Item 5(c) above is hereby incorporated by reference herein.
Item 7. Material to Be Filed as Exhibits

Exhibit 99.1	Joint Filing Statement (filed herewith).

Page	9	of	13	Pages
Signatures
     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: August 14, 2009

CENTAURUS ENERGY MASTER FUND, LP By: Centaurus Energy, LP, General Partner By: Centaurus Energy Partners, LP, General Partner By: Centaurus Advisors, LLC, General Partner
By:	*[see signature below]
	Name:	John D. Arnold
	Title:	Manager

By: Centaurus Energy QP, LP, General Partner By: Centaurus Energy Partners, LP, General Partner By: Centaurus Advisors, LLC, General Partner
By:	*[see signature below]
	Name:	John D. Arnold
	Title:	Manager

CENTAURUS ENERGY L.P. By: Centaurus Energy Partners, LP, General Partner By: Centaurus Advisors, LLC, General Partner
By:	*[see signature below]
	Name:	John D. Arnold
	Title:	Manager

CENTAURUS ENERGY QP, L.P. By: Centaurus Energy Partners, LP, General Partner By: Centaurus Advisors, LLC, General Partner
By:	*[see signature below]
	Name:	John D. Arnold
	Title:	Manager

Page	10	of	13	Pages

CENTAURUS ENERGY PARTNERS, LP By: Centaurus Advisors, LLC, General Partner
By:	*[see signature below]
	Name:	John D. Arnold
	Title:	Manager

CENTAURUS ADVISORS, LLC
By:	*[see signature below]
	Name:	John D. Arnold
	Title:	Manager

JOHN D. ARNOLD, individually and in each of the respective capacities set forth above
/s/ John D. Arnold

Page	11	of	13	Pages
EXHIBIT INDEX

Exhibit 99.1	Joint Filing Statement (filed herewith).